Exhibit 10.1

November 13, 2013

Russell Sakamoto

7337 W 88th Place

Los Angeles, California 90045

Re: Offer of Employment

Dear Russell Sakamoto,

Bridgepoint Education is pleased to offer you the position of Vice President / Chief Accounting Officer and Corporate Controller. This is a full-time, exempt position to start on December 2nd, 2013. As an exempt employee you may work different or additional hours as necessary. This position is located at 13500 Evening Creek Drive North, San Diego, CA 92128.

You will receive a copy of the Bridgepoint Education (THE COMPANY) employee handbook and will be subject to all of the provisions of this handbook. You will also be required to sign an acknowledgment of receipt of the handbook.

Should you accept this job offer, per company policy as set-forth in Bridgepoint Education Employee Handbook, you will be eligible to receive the following:

Base Salary: You will be paid in semi-monthly installments of $11,458.33 which is equivalent to $275,000, an annual basis, and subject to deductions for taxes and other withholdings as required by law.

Sign on Bonus: You are eligible to receive a sign-on bonus of $100,000 less applicable payroll deductions. You will receive the sign-on bonus upon reporting to work on your first day of employment and completion of a full payroll cycle on January 3rd, 2014. The employee understands that the sign-on bonus is forfeited if the employee fails to report to work and is subject to be reimbursed to THE COMPANY in the event employment is self-terminated prior to one (1) year of service. The total financial obligation is calculated on a monthly pro-rata basis. Therefore every month of employment reduces financial obligation by 1/12th. For example, if the employee self-terminates after 6 months, the employee would owe THE COMPANY $50,000. If you voluntarily terminate your employment with THE COMPANY prior to completing 12 months of employment, you understand and agree that that you must repay all unearned amounts advanced to you on or before your separation date. Nothing in this paragraph affects the at-will nature of your employment as described below. The financial obligation is waived after twelve (12) months of full-time employment.

Performance Bonus: You are eligible to participate in the Senior Management and Executive Leadership Incentive Plan. Your bonus target will be 40% of your annual salary and it will be paid out in annual installments. Your actual bonus payouts may vary based on the achievement of THE COMPANY initiatives.

Eligibility to participate begins on the first day of the first full quarter after 90 days of consecutive employment. You must be employed on the last day of the fiscal year in order to be entitled to that year’s bonus payout. The Performance Bonus is not part of the employee’s base pay and is considered taxable income. The Performance Bonus is subject to change or termination at management’s discretion.

Equity Grants: You will receive an initial equity grant under the 2009 Stock Incentive Plan, subject to approval by the Bridgepoint Board of Directors. This award will be granted in the form of Restricted Stock Units which will be subject to the company’s standard 4 year vesting schedule. The value of this initial grant will be $100,000 with the number of RSUs determined by dividing the value of the grant by the closing trading price on the date of BOD approval. Future equity grants will be recommended for you by THE COMPANY commensurate with your level and position within the organization.

Relocation Expenses: You will receive relocation reimbursement commensurate with your level within the organization, as well as the distance between your current and accepted work location. This will include six months of temporary housing. Additionally, you are subject to all provisions set forth in Section 2.7: Relocation Policy of the Employee Handbook. Reimbursement is contingent upon proper submittal of relocation cost in accordance with THE COMPANY’s Relocation Policy. Should relocated employee separate from the company prior to six (6) months of employment, employee would be responsible for any relocation costs associated with his/her hire.

Benefits: You are eligible to participate in the standard benefits available to THE COMPANY’s full-time employees. Currently, the standard benefits include the following:

•	401(k) Retirement Account and Employee Stock Purchase Plan

•	Health, dental, life and disability insurance - coverage begins on the first day of the month following 60 days of service

•	Flexible Spending Account

•	Health and Wellness Program

•	Sick Leave and Accrued Vacation

•	Eleven (11) paid Company Holidays

•	Corporate Discount Partnerships

Terms of Employment: Your employment with THE COMPANY is “at will” meaning that you are not employed for any specific period of time. Your employment can be terminated with or without cause and with or without notice, at any time, at the option either of THE COMPANY or you. Similarly, THE COMPANY retains the right to transfer, demote, suspend or administer discipline with or without cause and with or without notice, at any time. The at-will nature of your employment relationship may not be modified except in a writing signed by both the President of THE COMPANY and you. This constitutes the entire understanding regarding the at-will nature of your employment.

No Use of Confidential Information: THE COMPANY is extending this offer due to your skills and abilities and not due to any information you might possess regarding current or former employers. If you accept this offer, keep in mind that you may not bring to THE COMPANY any confidential information, trade secrets, documents or materials from any other employer.

Non-Compete Agreement: You confirm by accepting this offer and working for THE COMPANY in the position described above, you will not be breaching any previous agreements with prior employers. Please attach all agreements you have entered into with any prior employers relating to confidentiality, including, any non-disclosure, non-competition, and non-solicitation agreements or other agreements entered into upon your termination of employment with any prior employers and sign this letter where indicated below to acknowledge your acceptance of employment on these terms.

Please read the enclosed documents for more information about the benefits that Bridgepoint Education offers. You are subject to review and complete additional documentation upon request.

We at Bridgepoint Education hope that you will accept this job offer and look forward to welcoming you aboard. Your immediate supervisor will be Dan Devine, Executive Vice President/Chief Financial Officer. Feel free to call Dan Devine or myself if you have questions or concerns regarding this offer.

This letter represents an offer of employment contingent upon the successful completion of pre-employment screening. Pre-employment screening includes but is not limited to: criminal background investigation, credit check background investigation, verification of education credentials, verification of prior employment and a professional reference check.

Stephanie Hipolito

Associate Vice President of Talent Acquisition & Development, Bridgepoint Education

Russell Sakamoto

/s/ Russell Sakamoto	Date: 11/14/13

Cc: Dan Devine, Executive Vice President/Chief Financial Officer